UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*

Ambit Biosciences Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

02318X100

(CUSIP Number)

Tony Rautava
(604) 895-7255
GrowthWorks Capital Ltd.
2600 – 1055 W. Georgia St.
Vancouver, B.C., Canada V6E 3R5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 02318X100	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks Canadian Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02318X100	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02318X100	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. GrowthWorks WV Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 02318X100	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS. Joseph Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02318X100	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS. Timothy Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02318X100	13D	Page 7 of 9 Pages

1	NAMES OF REPORTING PERSONS. David Levi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,131,758 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,131,758 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,758 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02318X100	13D	Page 8 of 9 Pages

Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Persons (as defined below) and amends and supplements the Schedule 13D that was originally filed by the Reporting Persons on May 31, 2013.

Item 1.   Security and Issuer.

This amendment relates to the Common Stock, $0.001 par value (the “Common Stock”), of Ambit Biosciences Corporation (the “Issuer”), having its principal executive office at 11080 Roselle St., San Diego, CA 92121.

Item 2.   Identity and Background.

(a)           This amendment is being filed by: GrowthWorks Canadian Fund Ltd. (“GrowthWorks Canadian Fund”), GrowthWorks Capital Ltd. (“GrowthWorks Capital”), GrowthWorks WV Management Ltd. (“GrowthWorks WV” and together with GrowthWorks Canadian Fund and GrowthWorks Capital, collectively, “GrowthWorks”), Joseph Regan, Timothy Lee and David Levi (collectively, the “Reporting Officers” and together with GrowthWorks, the “Reporting Persons”).

Item 3.   Source and Amount of Funds or Other Consideration.

As of the date hereof, GrowthWorks Canadian Fund is the record owner of 1,067,053 shares of Common Stock of the Issuer (the “Shares”) and 64,705 warrants to purchase Common Stock of the Issuer (the “Warrants” and together with the Shares, the “Record Shares”).

Item 4.   Purpose of Transaction.

On August 19, 2013, Mr. Regan tendered his resignation from the Board of Directors of the Issuer, effective immediately. As a result, GrowthWorks no longer has representation on the Board of Directors of the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a)
The Record Shares represent 6.3% of the Common Stock of the Issuer, which percentage is calculated based upon 17,876,704 shares of Common Stock reported to be outstanding as of July 31, 2013 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2013.

(b)	Number of shares as to which such person has:

(i)             Sole power to vote or to direct the vote:  See line 7 of the cover sheets.

(ii)            Shared power to vote or to direct the vote:  See line 8 of the cover sheets.

(iii)           Sole power to dispose or to direct the disposition:  See line 9 of the cover sheets.

(iv)            Shared power to dispose or to direct the disposition:  See line 10 of the cover sheets.

(c)
The stock options to purchase 7,085 shares of Common Stock of the Issuer that had been granted to Mr. Regan on May 21, 2013, which options were held for the benefit of GrowthWorks Canadian Fund, were forfeited in connection with Mr. Regan’s resignation from the Issuer’s Board of Directors due to failure to vest.

CUSIP No. 02318X100	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2013

GROWTHWORKS CANADIAN FUND LTD. by its manager, GrowthWorks WV Management Ltd. By: /s/ Joseph Regan Name: Joseph Regan Title: Vice President, Investments
GROWTHWORKS CAPITAL LTD. By: /s/ Timothy Lee Name: Timothy Lee Title: Chief Investment Officer
GROWTHWORKS WV MANAGEMENT LTD. By: /s/ Timothy Lee Name: Timothy Lee Title: Chief Investment Officer
/s/ Joseph Regan Joseph Regan
/s/ Timothy Lee Timothy Lee
/s/ David Levi David Levi